Mail Stop 3628

October 24, 2005

Via facsimile (202) 654-4952 and U.S. Mail
Guy R. Friddell, III
Executive Vice President and General Counsel
Landmark Communications, Inc.
150 W. Brambleton Ave.
Norfolk, Virginia 23510-2075

Re: CoolSavings, Inc.
Schedule 13E-3
File No. 5-61045
Filed September 29, 2005

Dear Mr. Friddell:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. Please advise as to whether the "acquisition subsidiary" will be identified as a filing person on the Schedule 13E-3. In this regard, each filing person on the schedule must comply with the filing, disclosure and dissemination requirements of Rule 13e-3.

2. We note that on September 13, 2005, Landmark, Ventures Group and Ventures VII
    designated and elected five additional directors to the board of CoolSavings which caused the
    Landmark directors to constitute a majority of the directors of CoolSavings. It appears that
    Landmark had the right to designate a majority of the board pursuant to agreements entered
    into in connection with its 2001 investment. What consideration was given to the
    requirements of Rule 14f-1 with regard to the September 2005 designation and election of a
    majority of the board?

3. Further, in this regard, what consideration was given to whether CoolSavings is engaged in
    the transaction?   We note that Landmark currently controls the board and, accordingly, the
    actions of the company.

Exhibit (a)

Summary Term Sheet, page 1

Fairness of the Going-Private Transaction, page 5

4. We note that you "recently negotiated arm's length purchases from two directors of
    CoolSavings and a founder and former chief executive officer of CoolSavings." Please
    advise of the basis for your belief that these negotiations were conducted at arms length due
    to the related party nature of the transaction. In this regard, it appears that the
    characterization of your transactions with Messrs. Golden, Rogel and Lamle, as being
    conducted at arm's length may be inappropriate. In addition, we note that you acquired
    shares from another shareholder in May 2005 for the same price. Did this acquisition factor
    in your determination?

For More Information, page 8

5. Please revise to disclose that the Securities and Exchange Commission is now located at 100
    F Street, N.E., Washington, DC, 20549.

Special factors, p. 9

General

6. The special factors section should include that information required by Items 7, 8 and 9 of
    Schedule 13E-3 in the front of the document. In this regard, we note the inclusion of selected
    financial data in this section precedes this information. Please revise.

Purposes, Alternatives, Reasons and Effects of the Going Private Transaction, page 9

7. We note that you determined to effect the going private transaction as promptly as
    practicable after acquiring greater than 90% of the shares of CoolSavings in order to

immediately realize the benefits of taking the company private. However, the acquisition of greater than 90% is the first step of the going private transaction. Accordingly, please expand to clarify why you determined to exercise your ability to control the company and to acquire the shares which will allow you to reach 90% and effect the short form merger at this time.

8. Further, we note from the July 30, 2001 letter agreement signed by Landmark and Ventures that they agreed, in certain circumstances, not to take the company private prior to July 30, 2005. Did you consider this provision of the letter agreement in determining to take CoolSavings private at this time?

Certain Federal Income Tax Consequences of the Going-Private Transaction, page 13

9. Please revise the heading of this section to clarify that the discussion summarizes the material tax consequences, rather than "certain" tax consequences. Also, in light of the fact that security holders are entitled to rely on your disclosure of the material federal tax consequences of this offer, you should revise your disclosure here and throughout your filing to clarify that you have disclosed all material federal tax consequences and to eliminate any references to your discussion of the federal tax consequences of the offer as a "general summary." You should also eliminate any disclaimers urging option holders to consult their own tax advisors regarding the federal tax consequences of this offer.

Fairness of the Going Private Transaction, page 14

Fairness, page 14

10. Clearly identify who determined the consideration of $0.80 to be paid to Messrs. Rogel and Lamle and the unaffiliated security holders in this transaction. Also, disclose the criteria used to determine the ultimate consideration, including an explanation of how the board derived the premium over the referenced valuation techniques discussed on pages 15 and 16.

Factors considered in determining fairness, page 15

11. It is unclear whether the board considered the going concern value as a factor in determining fairness of the transaction to the unaffiliated security holders. As you know, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed. Revise the discussion of the board's fairness determination to address the going concern value of CoolSavings or explain why your board did not consider this valuation technique. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719.

12. For each bullet point and valuation method that follows please disclose the basis for deriving the valuations, including the calculations performed, and explain how they impact or relate to

the determination that the transaction is fair. In this regard, you should disclose the underlying basis of why you believe that the "material factors" support the board's determination as to fairness. To the extent that these factors contain calculations, explain how they were derived and what each of the calculations in the analysis mean. For example, how did the board determine the fair value range of $0.64 to $0.71 per share under the discounted cash flow analysis? What does the discounted cash flow illustrate? Did the board rely on the analysis of management? Is this range based on certain assumptions or projections? Further, you should list the comparable companies used in your "Comparison of Trading Prices to Comparable Public Companies" analyses and disclose the criteria used to select these companies.

13. We refer you to the immediately preceding comment. You must disclose the projections and underlying assumptions given to the board by your management and used to formulate the board's fairness determination. For example, we note your reference to management projections on page 17.

14. We note that you include "negotiations between Landmark and the stockholders who are party to the Stock Purchase Agreement" and a "Previous Purchase" as factors considered in determining fairness. In view of the fact that the $.80 per share purchase price agreed to by Messrs. Rogel and Lamle was negotiated in connection with the short form merger and is part of this going private transaction, disclose the basis for your belief that this is an appropriate factor in determining the fairness. Isn't the $.80 purchase price agreed upon by Messrs. Rogel and Lamle a portion of the transaction in which your board is evaluating as to fairness?

Procedural Fairness, page 17

15. Please expand on the basis for the favorable procedural fairness determination in the absence of the safeguards identified in Item 1014(c), (d), (e) and (f) of Regulation M-A. Your discussion of each of these items focuses on the impracticality of using these safeguards rather than why the transaction is procedurally fair to unaffiliated shareholders in their absence. Please refer to Question and Answer 21 in Exchange Act Release 17719 (April 13, 1981).

16. Please expand to clarify why you believe that the costs of engaging an unaffiliated representative to act on behalf of the public stockholders or the costs of obtaining the approval of CoolSavings' board would outweigh any benefits.

Certain negative considerations, page 18

17. We refer you to the "Certain negative considerations" discussed on page 18. Please revise to ensure that you include a reasonably thorough discussion of the detriments of this transaction. See Instruction 2 of Item 1013 of Regulation M-A. For example, but without limitation, it appears that one of the adverse effects of this transaction is that unaffiliated

security holders will be required to surrender their shares involuntarily in exchange for a cash price determined by your board and that shareholders will not have the right as a result of the reverse stock split to liquidate their shares at a time and for a price of their choosing.

Recent purchases of shares of CoolSavings stock by Landmark, page 19

18. Expand to clarify why the parties broke off negotiations in June of 2005. Further, supplementally advise us as to when Landmark determined to acquire the additional shares and take the company private.

19. Expand the discussion of the Golden acquisition to state who initiated discussions.

Past Contacts, Transactions, Negotiations and Agreements, page 27

20. Provide a reasonably detailed discussion of all material events that led to and culminated with the Landmark's decision to undertake this transaction. All material contacts, negotiations and agreements must be described. See Item 1005 of Regulation M-A. Identify the person(s) who initiated and participated in the process, and describe the context and nature of each material action.

21. See the comment above. Expand this section to provide more detail regarding the contacts and negotiations surrounding Landmark's decision to acquire sufficient shares to control over 90% of the shares of CoolSavings, including its acquisition of shares from Messrs. Golden, Lamle and Rogel and its decision to designate and elect additional members of the board. For example, clarify why the parties broke off negotiations in June 2005 and resumed them in August 2005.

Closing

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filings person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3456 with any questions.

Sincerely,

Jeffrey B. Werbitt
Attorney Advisor
Office of Mergers & Acquisitions

Thomas C. Inglima
Willcox & Savage, P.C.
1800 Bank of America Center
Norfolk, Virginia 23510

Bryan E. Davis, Esquire
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309